3 Embarcadero Center, 26th Floor, San Francisco, CA 94111 ◾ p1.415.365.7442 ◾

November 5, 2019

Greg Dundas

Staff Attorney

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital, Inc.

Proxy Materials on Schedule PRER14A

Filed on October 17, 2019

File No. 001-38320

Dear Mr. Dundas:

Set forth below is a supplemental response to one of the comments that was provided by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) to our client, GigCapital, Inc. (“GigCapital” or the “Company”), by your letter dated October 25, 2019 (the “Comment Letter”), regarding the above-referenced filing (the “Preliminary Proxy Statement”) which the Company initially responded to on October 28, 2019 with the concurrent filing of the Company’s comment responses and revised preliminary proxy statement on Schedule PRER14A Amendment No. 3 (the “Revised Preliminary Proxy Statement”) which reflected the Commission’s requested disclosure edits.

This supplemental response is specifically in reference to Comment No. 3, the text of which is included in the Company’s response below for your reference, and is being provided by the Company following telephone conferences with the Staff regarding the Company’s initial response to Comment No. 3 as submitted on October 28, 2019 and the Revised Preliminary Proxy Statement.

Proposal No. 1 – Approval of the Business Combination

Letters of Intent Not to Redeem Public Shares, page 144

Comment 3. Tell us whether your non-binding letter of intent with Nomura is a delayed offering of company shares that will have to be registered under the Securities Act of 1933. If so, tell us when you plan on filing the registration statement.

Response: The Company supplements its prior response as follows. As disclosed by the Company in its Current Report on Form 8-K as filed with the Commission on November 1, 2019 (the “November 1 Form 8-K”), including as additional proxy material pursuant to Rule 14a-12, the Company has entered into an equity prepaid forward transaction with Nomura Global Financial Products, Inc. (“NGFP”). Pursuant to the terms of this transaction, the Company is obligated to purchase shares of the Company’s common stock (“Common Stock”) in the future from NGFP if NGFP in its sole discretion chooses to sell such shares to the Company. The purchase price that would be paid by the Company for such shares will be equal to the redemption price for a share of Common Stock (the “Forward Price”) from the Company’s trust account in conjunction with the closing of the business combination with Kaleyra, S.p.A. (the “Business Combination”), plus a specified amount of interest which is determined based upon when NGFP sells the shares to the Company, if it elects to do so.

The maximum number of shares that are subject to the equity prepaid forward transaction are 2,000,000 shares, but whether there are any such shares is subject to the sole discretion of NGFP, which has the sole power pursuant to the equity prepaid forward transaction to make all decisions as to when or whether it acquires any shares of Common Stock prior to the closing of the Business Combination and, if it elects to do so, how many shares to acquire and at what price. Furthermore, as disclosed in the prior response to the Comment Letter, any shares that NGFP may acquire are public shares of Common Stock that were previously registered on the Company’s Registration on Form S-1 (Registration No.: 333-221581) as declared effective by the SEC on December 7, 2017, in connection with the Company’s initial public offering, and are registered and freely tradeable thereunder, and NGFP will be purchasing such public shares from existing holders of such public shares in the open market.

In addition, as further disclosed in the November 1 Form 8-K, NGFP may, but is not obligated to, sell any shares that it holds at its sole discretion in one or more transactions, publicly or privately, so long as the price at which the shares are sold is at least at the Forward Price. Other than having to abide by the price floor, NGFP would conduct its sales activity in its sole discretion, making all decisions about the timing, size and prices of those sales independently of the Company. Furthermore, any economic benefits from the sale of any shares of Common Stock that NGFP may make would be solely for the benefit of NGFP, and the Company will not receive any of the proceeds of such sales (however, in that instance, the Company will not be required to purchase shares of its Common Stock from NGFP in the future pursuant to the equity prepaid forward transaction to the extent such shares otherwise have been sold by NGFP). Additionally, there is nothing in the underlying transaction pertaining to the Business Combination that is dependent upon NGFP making any sales of shares, including but not limited to the closing of the Business Combination. For these reasons, the Company respectfully submits that NGFP is not acting on behalf of the Company to the extent that NGFP exercises its discretion to sell such shares that it may hold. The Company believes that any such sales would be exempt from registration under Section 5 pursuant to Section 4(a)(1) or 4(a)(3), as applicable, and that this is not a delayed offering of shares of Common Stock that will have to be registered under the Securities Act of 1933 (the “Securities Act”), and no additional registration statement is required in connection with the Company’s agreement with NGFP.

As further support for the Company’s position, the Company looks to two interpretive no-action requests pertaining to dynamic hedging sales. In the first, Goldman Sachs & Co. (“Goldman”) submitted an interpretive request to the Staff on October 6, 2003, related to the offer and sale of equity securities underlying a forward or option-based contract registered under Section 5 of the Securities Act. We refer to the interpretive request and the Staff’s response to the request, dated October 9, 2003, as the “2003 Registered Hedging Letter.” In the second, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Inc. (“Bank of America Merrill Lynch”) submitted an interpretive request to the Staff on November 30, 2011, related to holders of “restricted securities,” which satisfy the holding period required by Rule 144(d) under the Securities Act or affiliate of the issuer of the securities (i.e., a holder of “control securities” eligible for resale pursuant to Rule 144) using forward or option-based derivative contracts to sell shares pursuant to Rule 144. We refer to the interpretive request and the Staff’s response to this request, dated on December 1, 2011, as the “2011 Rule 144 Hedging Letter.”

In the 2003 Registered Hedging Letter, Goldman contemplated a forward or option-based contract with an issuer whereby it would purchase from the issuer shares that would be registered under Section 5 of the Securities Act, but there were a maximum number of such shares that would be purchased from the issuer. Goldman also contemplated being able to sell that maximum number of shares and deliver prospectuses in connection with such sales. However, Goldman also contemplated that subsequent to the sale of the maximum number of shares, it could sell and purchase additional shares as dynamic adjustments to its hedge position, and no prospectus would be delivered in connection with these sales. Goldman would conduct its dynamic hedging sale and purchase activity in its sole discretion, making all decisions about the timing, size and prices of those sales and purchases independently of the issuer. The terms of the contract with the issuer would not be based on the sales and purchase prices of any such dynamic hedging transactions nor would the issuer have an economic interest in those sales and purchases. Based on the facts presented by Goldman, the Staff expressed its views that the existence of a forward or option-based contract between an issuer and Goldman will not affect an exemption otherwise available to Goldman from the registration requirement under the Securities Act for offers and sales of shares exceeding the maximum number of shares purchased from the issuer in connection with its dynamic hedging activities relating to its exposure under the contract assuming that shares from the issuer are not used to settle any such sales.

In the 2011 Registered Hedging Letter, Bank of America Merrill Lynch sought to have the guidance provided by the Staff in the 2003 Registered Hedging Letter with respect to dynamic hedging activities in connection with forward or option-based derivative contracts applied under to dynamic hedging activities undertaken following the offer and sale of securities in compliance with Rule 144 where there is a sale of securities underlying a pre-paid variable share forward contract entered into between a broker-dealer and a holder of restricted or control securities. Based on the facts presented by Bank of America Merrill Lynch, the Staff expressed its view that its position in the 2003 Registered Hedging Letter regarding dynamic hedging activities may be applied to dynamic hedging activities when the initial hedging activities are undertaken in accordance with the offer and sale of securities in compliance with Rule 144 where there is a sale of securities underlying a pre-paid variable share forward contract entered into between a broker-dealer and a holder of restricted or control securities, provided that such dynamic hedging activities are conducted in the same manner and are subject to the same conditions as in the 2003 Registered Hedging Letter and as described in the 2011 Rule 144 Hedging Letter.

The Company respectfully submits that the activity of NGFP is akin to the dynamic hedging activities described in the 2003 Registered Hedging Letter and the 2011 Rule 144 Hedging Letter and therefore should be exempt from the registration requirements under the Securities Act. As discussed above, NGFP will exercise its sole discretion to determine whether to purchase public shares prior to the closing of the Business Combination and make all decisions about the timing, size and prices of those purchases independently of the Company just as Goldman contemplated making purchases above the maximum number of shares independently of an issuer. Similarly, NGFP will also exercise its sole discretion to determine whether to sell any shares after the closing of the Business Combination just as Goldman contemplated having sole discretion with regard to dynamic hedging sales activities and as Bank of America Merrill Lynch proposed with regard to the use of forward or option-based derivative contracts to sell shares pursuant to Rule 144. The Company respectfully submits that where the sole discretion with regard to the purchase and sale activities being undertaken by NGFP is with NGFP, that the Staff should apply the views set forth in the 2003 Registered Hedging Letter and the 2011 Rule 144 Hedging Letter and that exemptions available to NGFP for any sales should not be effected by the existence of a contract with the Company to purchase from NGFP any shares that NGFP may in its discretion seek to sell in the future to the Company.

*    *    *

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415)365-7442 or via email at jselman@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman
Jeffrey C. Selman

cc: Dr. Avi S. Katz

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